Mail Stop 3561

June 2, 2009

Richard A. Baker, Chief Executive Officer
NRDC Acquisition Corp.
3 Manhattanville Road
Purchase, NY 10577

> **Re: NRDC Acquisition Corp.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 001-33749**

Dear Mr. Baker:

We have completed our review of your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

Fax: (914) 694-5448